Registration No. 333-114996
As filed with the Securities and Exchange Commission on November 23, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 POST EFFECTIVE AMENDMENT NO. 1 to FORM S-1 on FORM S-3 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Chindex International, Inc.
(Exact Name of Registrant as Specified in its Charter)
Delaware		13-3097642
(State of Incorporation)		(IRS Employer Identification No.)
7201 Wisconsin Avenue, Bethesda, MD 20814 (301) 215-7777
(Address, including zip code and telephone number, of registrant’s principal executive offices)

Roberta Lipson President and Chief Executive Officer Chindex International, Inc. 7201 Wisconsin Avenue, Bethesda, MD 20814 (301) 215-7777
(Name, address, including zip code and telephone number, including area code, of agent for service)
Copy to:
Gary J. Simon Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone No.: (212) 837-6000 Telecopier No.: (212) 422-4726

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 23, 2005

Chindex International, Inc.

1,925,104 SHARES OF COMMON STOCK
WARRANTS TO PURCHASE 425,104 SHARES OF COMMON STOCK

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The selling security holders of Chindex International, Inc. listed beginning on page 20 of this prospectus, may offer for sale:

•	1,500,000 outstanding shares of our common stock issued by us on March 31, April 1 and May 5, 2004 in a private placement;
•
outstanding warrants to purchase 425,104 shares of our common stock issued in the same private placement, which amount includes 35,104 warrants issued as a result of an antidilution adjustment effective March 24, 2005; and

•	425,104 shares of our common stock to be acquired by the selling security holders upon exercise of the warrants.

This prospectus also covers our issuance to bona fide transferees of the selling security holders (but not to the selling security holders themselves) of the 425,104 shares of our common stock issuable upon exercise of the warrants. The warrants may be exercised at any time before April 1, 2009 at an exercise price per share of $10.74 (which price was adjusted from $12.00 as a result of an antidilution adjustment effective March 24, 2005) as to 335,104 such warrants and $12.00 as to 90,000 such warrants, subject to adjustment.

The selling security holders may offer the securities that may be sold by them under this prospectus through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices. See “Plan of Distribution.”

This prospectus may also be used by those to whom the selling security holders may pledge, donate or transfer their securities and by other non-sale transferees. The shares of our common stock held by or issuable to the selling security holders may also be sold under Rule 144 promulgated under the Securities Act of 1933 at such time as that rule becomes available with respect to the shares, subject to compliance with the terms and conditions of the rule. See “Plan of Distribution.”

A description of our common stock and the warrants appears under “Description of Securities.”

Our common stock is currently quoted on the Nasdaq SmallCap Market under the symbol “CHDX.” On November 22, 2005, the last reported sale price of a share of our common stock on the Nasdaq SmallCap Market was $7.75.
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An investment in our securities involves a high degree of risk. You should carefully consider the factors described under the caption “risk factors” beginning on page 6 of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_____________

____, 2005

Description of Capital Stock	23
Plan of Distribution	28
Validity of the Common Stock	30
Experts	30
Where You Can Find Additional Information	30

As used in this prospectus, references to “Chindex,” “we,” “us” and “our” refer to Chindex International, Inc. and subsidiaries, unless the context otherwise requires.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information, including “Risk Factors” and the consolidated financial statements and notes thereto, appearing elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” as well as those discussed elsewhere in this prospectus.

Overview

Chindex, founded in 1981, is a leading American company in the healthcare sectors of the Chinese marketplace, including Hong Kong. Revenues are generated from the sale of healthcare equipment and products and the provision of healthcare services. We have operated in three segments:

•
Medical Capital Equipment Division. This division markets, sells and facilitates the export of select capital healthcare equipment and instrumentation throughout China on the basis of both exclusive and non-exclusive agreements with the manufacturers of these products.

•
Healthcare Products Distribution Division. This division, through a network of wholly owned foreign subsidiaries in China, has imported and distributed off-the-shelf healthcare instrumentation and health-related consumable products developed by third parties and is being discontinued on or before December 31, 2005.

•
Healthcare Services Division. This division operates our private hospital and clinics. Beijing United Family Hospital and Clinics opened in 1998 and Shanghai United Family Hospital and Clinics opened in 2004.

Issuance of Securities

On March 31, April 1 and May 5, 2004, we issued to a limited number of accredited investors, at a price of $9.00 per share, an aggregate of 1,500,000 shares of our common stock, together with warrants to purchase an additional 300,000 shares of our common stock at an exercise price of $12.00 per share, (which number of warrants currently is 335,104 and which exercise price currently is $10.74 per share, as a result of an antidilution adjustment on March 24, 2005), for an aggregate purchase price of $13,500,000. We sometimes refer to this financing as the “financing.” The net proceeds to us from the financing, after deducting expenses of the financing including placement agent fees, were approximately $12,300,000. In connection with the financing, we also agreed to issue the placement agent five-year warrants to purchase 90,000 shares of our common stock at an exercise price of $12.00 per share.

* * * * *

Our principal executive offices are located at 7201 Wisconsin Avenue, Bethesda, MD 20814, and our telephone number is (301) 215-7777. Our Internet address is www.chindex.com. Information on our web site is not part of this prospectus.

The Offering

Securities offered by the selling security holders	1,500,000 shares of common stock and 425,104 shares of common stock issuable upon exercise of warrants.

The 1,500,000 shares of common stock were sold in a private placement to original purchasers, who (along with their non-sale transferees) may then resell them by delivering this prospectus. The warrants to purchase 425,104 shares of common stock were also sold in the same private placement. The holders of those warrants may also resell the shares of common stock issuable upon exercise of those warrants by delivering this prospectus.

This prospectus and the registration statement of which this prospectus is a part also covers the resale of the warrants by the selling security holders and the issuance by us of 425,104 shares of common stock issuable upon exercise of the warrants to bona fide transferees of the selling security holders.

Common stock outstanding as of the date of this prospectus	5,750,209 shares of common stock

Class B common stock outstanding as of the date of this prospectus

775,000 shares of Class B common stock.

Our common stock and our Class B common stock vote together on all matters brought to a vote of stockholders. Each share of our common stock is entitled to one vote per share and each share of our Class B common stock is entitled to six votes per share.

Common stock (excluding Class B common stock) outstanding after the offering assuming:
No warrants are exercised	5,750,209 shares of common stock
All warrants (including other warrants issued on March 24, 2005 to purchase 442,142 shares) are fully exercised	6,617,455 shares of common stock

Nasdaq symbol	“CHDX”

Use of proceeds
The selling security holders will receive all of the proceeds from the sale of the shares of our common stock and we will not receive any such proceeds. We received approximately $12,300,00 in net proceeds from the issuance of the shares and warrants. The foregoing assumes no exercise of the warrants. The Company would receive approximately $4,678,974 if all of the warrants in this offering were exercised for cash at the current exercise price. The net proceeds from the private placement are being used for working capital and general corporate purposes.

Risk factors	The securities offered under this prospectus involve a high degree of risk. You should carefully consider the factors beginning on page 6.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, before deciding whether to invest in our common stock. The following risks and uncertainties are not the only ones we face. However, these are the risks our management believes are material. If any of the following risks actually materialize, our business, financial condition or results of operations could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or a part of your investment.

Risks Related to Our Business and Financial Condition

Our business is capital intensive and we may not be able to access the capital markets when we would like to raise capital.

We may not be able to raise adequate capital to complete some or all of our business strategies or to react rapidly to changes in technology, products, services or the competitive landscape. Healthcare product and services providers in China often face high capital requirements in order to take advantage of new market opportunities, respond to rigorous competitive pressures and react quickly to changes in technology. Many of our competitors are committing substantial capital and, in many instances, are forming alliances to acquire or maintain market leadership. Our business is capital intensive and there can be no assurance that we will be able to satisfy our capital requirements in the future. In particular, our strategy in the business of providing healthcare services includes the establishment and maintenance of healthcare facilities, which require significant capital. In the absence of available capital, we would be unable to establish or maintain healthcare facilities as planned, and would be unable to expand our business as planned. We do not presently have sufficient capital resources to implement most of our expansion plans in the absence of improved financial performance, as to which there can be no assurance.

We may not generate sufficient cash flow to fund our capital expenditures, ongoing operations and indebtedness obligations.

Our ability to service our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash flow. Our ability to generate cash flow is dependent on many factors, including:

•	our future operating performance;
•	the demand for our products and services;
•	general economic conditions and conditions affecting suppliers, customers and patients;
•	competition; and
•	legal and regulatory factors affecting us and our business.
Some of these factors are beyond our control. If we are unable to generate sufficient cash flow, we may not be able to repay indebtedness, operate our business, respond to competition, pursue our growth strategy, which is capital intensive, or otherwise meet cash requirements.

We experienced a net loss in each of fiscal 2004 and fiscal 2005 and may continue to experience net losses. Consequently, we may not have the ability to finance future operations.

We experienced a net loss in each of fiscal 2004 and fiscal 2005. These net losses are principally attributable to increased costs, including: at our parent level, primarily as a result of corporate governance compliance and local taxes; in our Medical Capital Equipment division, primarily as a result of increased salaries and bad debt allowances; in our Healthcare Products Distribution division, primarily as a result of pricing and other pressures from suppliers and limitations on the availability of financing to our customers; and, in our Healthcare Services division, primarily as a result of start-up and service-expansion expenses relating to hospital operations in Shanghai, including increases in staff, insurance costs, supplies and other expenses. We expect that, while many of these expenses will diminish now that the operations of the Healthcare Products Distribution division are being discontinued and the operations in Shanghai have commenced. Expenses in connection with maintenance and operation, as well as expansion, if any, of our Healthcare Services division will remain significant. Continued losses would reduce our cash available from operations to service our indebtedness, as well as limit our ability to finance our operations.

If we fail to manage our growth or maintain adequate internal accounting, disclosure and other controls, we would lose the ability to manage our business effectively and/or experience errors or information lapses affecting public reporting.

We have expanded our operations rapidly in recent years and continue to explore ways to extend our product and service offerings. Our growth may place a strain on our management systems, information systems, resources and internal controls. Our ability to successfully sell products and services requires adequate information systems and resources and oversight from senior management. We will need to modify and improve our financial and managerial controls, reporting systems and procedures and other internal control and compliance procedures as we continue to grow and expand our business. If we are unable to manage our growth and improve our controls, systems and procedures, they may be ineffective, we may be unable to operate efficiently and we may lose the ability to manage many other aspects of our business effectively and/or experience errors or information lapses affecting public reporting.

A control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues have been detected. If we are not successful in discovering and eliminating weaknesses in internal controls, then we will lose the ability to manage our business effectively.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of The Sarbanes-Oxley Act of 2002 could have a material adverse effect on our ability to ensure timely and reliable financial reporting.

Section 404 of The Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent auditors to attest to, our internal control over financial reporting. We are actively continuing our ongoing process of documenting, testing and evaluating the effectiveness of, and remediating any issues identified related to, our internal control over financial reporting. The process of documenting, testing and evaluating our internal control over financial reporting is complex and time consuming. Due to this complexity and the time-consuming nature of the process and because currently unforeseen events or circumstances beyond our control could arise, we cannot assure you that we ultimately will be able to comply fully with Section 404 in our Annual Report on Form 10-K for the year ending March 31, 2008 or that we will be able to conclude our internal control over financial reporting is effective as of the date. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, which could adversely affect public confidence in our ability to record, process, summarize and report financial data to ensure timely and reliable external financial reporting.

If we lost the services of our key personnel, then our leadership, expertise, experience, business relationships, strategic and operating planning and other important business attributes would be diminished.

Our success to a large extent depends upon the continued services of certain executive officers, particularly Roberta Lipson, our chief executive officer and president and Elyse Beth Silverberg, our executive vice president and secretary. We have entered into an employment agreement with Ms. Lipson that contains non-competition, non-solicitation and confidentiality provisions, and we maintain key-person life insurance coverage in the amount of $2,000,000 on the life of Ms. Lipson. Ms. Silverberg is subject to an employment agreement that contains non-competition, non-solicitation and provisions, but we do not maintain an insurance policy on her life. The loss of service of any of our key employees could diminish our leadership, expertise, experience, business relationships, strategic and operating planning and other important business attributes, thus materially harming our business.

Our business could be adversely affected by inflation or foreign currency fluctuation.

Since we have received more than 65% of our revenues in local Chinese currency (with the remainder in U.S. Dollars), we have had foreign currency risk. Contracts denominated in U.S. Dollars, where the goods are purchased in U.S. Dollars, would not be subject to foreign currency risk. In the event of a decline in the value of the U.S. Dollar, however, goods that are purchased by us in U.S. Dollars and resold in Chinese Renminbi would become more competitive in the Chinese market, which would allow us to either reduce prices and increase quantities or maintain prices at a higher gross profit margin. Similarly, changes in the valuation of the Chinese Renminbi or Hong Kong Dollar may have an impact on our results of operations in the future. Our subsidiaries, Chindex Tianjin, Chindex Shanghai, Beijing United, and Shanghai United, sell products and services in Renminbi. We have also purchased and will continue to purchase some products in Western currencies other than U.S. Dollars and have sold and will continue to sell such products in China for U.S. Dollars. To the extent that the value of the U.S. Dollar declines against such Western currencies, we could experience a negative impact on profitability. We enter into hedging transactions wherever possible to minimize the impact from exposure to foreign currency exchange fluctuations. We have limited hedging experience and there can be no assurance that such strategies will be successful in eliminating or reducing our risk. Currently there are no such hedging transactions. In light of the expected discontinuation of the operations of the Healthcare Products Distribution division, which had significant foreign currency transactions, we expect that the risk described above may reduce in significance in the future.

As part of our risk management program, we also perform sensitivity analyses to assess potential changes in revenue, operating results, cash flows and financial position relating to hypothetical movements in currency exchange rates. Our sensitivity analysis of changes in the fair value of the RMB to the U.S. Dollar at March 31, 2005, indicated that if the U.S. Dollar uniformly increased in value by 10% relative to the RMB, then we would experience a 10% smaller loss. Conversely, a 10% increase in the value of the RMB relative to the U.S. Dollar at March 31, 2005 would have resulted in a 12% additional loss.

Risks relating to our Medical Capital Equipment and Healthcare Products Distribution Divisions

We depend on our relations with suppliers and would be adversely affected by the termination of arrangements with, or shortage or loss of any significant product line from, them.

We rely on a limited number of suppliers that account for a significant portion of our revenues. During the fiscal year ended March 31, 2005, Siemens, Guidant and L’Oreal represented 39%, 18% and 22% of  our product revenue and were  the only suppliers  where such  percentage was at  least 10%.  During the  fiscal year  ended March 31, 2004, Siemens,

Guidant, L’Oreal and Becton-Dickenson represented 17%, 14%, 12% and 10% of our revenue and were the only suppliers where such percentage was at least 10%. During the twelve months ended December 31, 2002, Siemens, Becton-Dickenson and L’Oreal represented 16%, 16% and 10% of our revenue and were the only suppliers where such percentage was at least 10%. Although a substantial number of our relationships with our capital equipment suppliers are pursuant to exclusive contracts, including Siemens (but not the other suppliers named above), with which we have a 5-year contract terminable for failure to meet sale objectives, the relationships are based substantially on mutual satisfaction in addition to the terms of the contractual arrangements. Our agreement with Siemens expires on September 25, 2006. Our agreement with Guidant expires on December 31, 2005. Our agreement with L’Oreal expires on December 31, 2005 and we expect to discontinue our distribution relationship with L’Oreal as a result of the discontinuation of the operations of the Healthcare Products Distribution division. Our agreement with Tyco renews annually effective July 1 unless either party provides notice of intent to let it expire. None of these agreements contains short-term cancellation provisions, except typical provisions allowing cancellation for breach of contract, bankruptcy, change of ownership, etc. Certain of our contracts with our other suppliers contain short-term cancellation provisions permitting the contracts to be terminated on short notice (from 30 days to six months), minimum sales quantity requirements or targets and provisions triggering termination upon the occurrence of certain events. From time to time, we and/or our suppliers terminate or revise their respective distribution arrangements. We are currently in negotiations with one of our large suppliers. There can be no assurance that cancellations of or other material adverse effects on our contracts will not occur. There can be no assurance that our suppliers will not elect to change their method of distribution into the Chinese marketplace to a form that does not use our services.

Timing of revenues and fluctuations in financial performance vary significantly from quarter to quarter and are not necessarily indicative of our performance over longer periods.

The timing of our revenues is affected by several significant factors. Many end-users of the capital equipment that we sell depend to a certain extent upon the availability of funds in the budgeting processes of the Chinese government and the availability of credit from the Chinese banking system and otherwise. These processes and the availability of credit fluctuate in amounts and timing because they are based on policy determinations by the Chinese government and the discretion of financial institutions. Further, in light of the dependence by purchasers on the availability of credit, the timing of sales may depend upon the timing of our or our purchasers’ abilities to arrange for credit sources. A relatively limited number of orders and shipments of capital equipment may constitute a meaningful percentage of our revenues in any one period. Correspondingly, a relatively small reduction in the number of orders can have a material impact on our revenues in any one quarter or year. In addition, because we recognize revenues and expenses relating to certain contracts as products are shipped, the timing of shipments affects our operating results for a particular period. As a result, our operating results have varied and are expected to continue to vary significantly from quarter to quarter and our results of operations for any particular quarter are not necessarily indicative of results that may be expected for any subsequent quarter or related fiscal year.

We have not been able to obtain in every year financings, from third party banks or governments, for our customers and future periodic financings obtained for our customers cannot be assured; their impact on a fiscal period may be more concentrated than the related procurement period; the absence of these financings results in lower sales

Although none were obtained during fiscal 2004 or fiscal 2005, periodic financings obtained for customers have had a positive impact on our results of operations during the periods in which they are consummated, including the twelve months ended December 31, 2001 and 2002, and may not be indicative of future results. As an example of these financings, pursuant to three separate Export-Import Bank financing  arrangements, we recognized  approximately $8.4 million,  $14.0 million and $11.6 million, respectively,  in sales as a result of the shipments of capital equipment sold to end-users from 1995 to 2000. During the fiscal years ended December 31, 1998, 1999, 2000, 2001 and 2002 and March 31, 2004, sales pursuant to these arrangements constituted approximately 9%, 32%, 21%, 7%, 12%, and 0%, respectively, of our total sales. Arrangements for the first of these financings began in mid-1993 and revenues from that first financing were recognized in 1996; arrangements for the second of these financings began in early 1998 and $2.0 million of revenues from that second financing were recognized in 1998 and the balance was recognized in 1999; and arrangements for the third of these financings began in late 1998 and $9.4 million of revenues from that third financing were recognized in 2000 and the balance was recognized in 2001. These sales and financings had been arranged over a long period of time, prior to our recognition of the revenue for them. As a result of the financings, we recognized relatively substantial sales during relatively short periods. Accordingly, our results of operations for the respective fiscal quarters during which the sales were reflected were significantly and positively impacted by the timing of the payments from the financing and were not necessarily indicative of our results of operations for any other quarter or fiscal year. The can be no assurance that any Export-Import Bank financing commitments will be obtained by us for our customers in the future. The absence of these financings would continue to have an adverse impact on our sales volume.

The relevant agencies of the Chinese and U.S. governments had negotiated for several years with the Export-Import Bank on a new framework for government-supported loan programs, during which period all such loan programs were postponed or unavailable. On January 24, 2005, however, the Bank and the Chinese Ministry of Finance signed the new framework agreement setting forth the terms under which government-supported financings will be provided from the U.S. and implemented in China. Consequently, potential hospital customers interested in using this type of financing to purchase U.S.-sourced equipment from us had to await such approval. Although the new framework agreement will now permit financing arrangements with the Bank to resume, and we have announced our intention to obtain such financing, there can be no assurances that any such arrangements will be reached or consummated.

We may be subject to product liability claims and product recalls, and in the future we may not be able to obtain insurance against these claims at a reasonable cost or at all.

The nature of our business exposes us to potential product liability risks, which are inherent in the distribution of medical equipment and products. We may not be able to avoid product liability exposure, since third parties develop and manufacture our equipment and products. If a product liability claim is successfully brought against us or any of these third party manufacturers, or if a significant product recall occurs, then we would experience adverse consequences to our reputation, we might be required to pay damages, our insurance, legal and other expenses would increase, we might lose customers and/or suppliers and there may be other adverse results.

We do not maintain product liability insurance, but we do request that we be named as an “additional insured” on policies held by our manufacturers. There can be no assurance that one or more liability claims will not exceed the coverage limits of any of such policies. We currently represent approximately 19 manufacturers and currently are named as an additional insured on 12 of 14 of those manufacturers that we have approached in this regard. Since most products handled by us do not involve invasive measures, they do not represent a significant risk from product liability. Guidant, however, is one of the manufacturers with respect to which we have been added as an additional insured, since the stents manufactured by it and sold by us are inserted in the body.

If we or our manufacturers fail to comply with regulatory laws and regulations, we or such manufacturers may be subject to enforcement actions, which could affect their ability to develop, market and sell products successfully. This could harm our reputation and lead to less acceptance of such products by the market. These enforcement actions may include:

•	product seizures;
•	voluntary or mandatory recalls;
•	voluntary or mandatory patient or physician notification; and
•	restrictions on or prohibitions against marketing the products.

We face competition that may adversely impact us, which impact may be increased as a result of China’s inclusion in the World Trade Organization.

We compete with other independent distributors of capital equipment in China. Given the rapid pace of technological advancement, particularly in the medical products field, other independent distributors may introduce products into our markets that compete directly with our sales. In addition to other independent distributors, we face significant competition from direct distributors of established manufacturers. In the medical products field, for example, we compete with certain major manufacturers that maintain their own direct sales forces in China. In addition, to the extent that certain manufacturers market under one brand name a wide variety of products in China to different market sectors (including non-medical), those manufacturers may be better able than we are to establish brand name recognition across industry lines.

As a result of China becoming a member of the World Trade Organization, or WTO, import restrictions on medical equipment are expected to be gradually reduced. The WTO also requires China to lower its import tariffs as a condition for membership. Reduced import restrictions and/or lower tariffs may lead to increased imports of foreign medical equipment and therefore lead to increased competition in the domestic medical equipment markets. Similarly, reduced import restrictions and/or lower tariffs on medical equipment may affect the competition in the end-use markets of our customers and indirectly affect our sales to such customers. There can be no assurance that we will be able to compete effectively with such manufacturers and distributors.

If we are not able to hire and retain qualified sales representatives and service specialists, then our marketing competitiveness, selling capabilities and related growth efforts will be impaired.

We believe that to be successful we must continue to hire, train and retain highly qualified sales representatives and service specialists. Our sales growth has depended on hiring and developing new sales representatives. Due to the relationships developed between our sales representatives and our customers, upon the departure of a sales representative we face the risk of losing the representative’s customers, especially if the representative were to act as a representative of our competitors. In addition, the imaging equipment market and other high-technology medical equipment markets rely on the hiring and retention of skilled service specialists to maintain such equipment. There may be a shortage of these skilled specialists, which may result in intense competition and increasing salaries. Any inability on our part to hire or retain such skilled specialists could limit our ability to expand into markets and then our marketing competitiveness, selling capabilities and related growth efforts will be impaired.

We must maintain a significant investment in inventory, which is costly and, if not properly managed, would result in an inability to provide timely marketing and delivery and could result in financial or operating imbalances and problems with liquidity and capital resources.

In order to provide prompt and complete service to our customers, we maintain a significant investment in healthcare product inventory. Although we closely monitor our inventory exposure through a variety of inventory control procedures and policies, there can be no assurance that such procedures and policies will continue to be effective or that unforeseen product development or price changes will not result in an inability to provide timely marketing and delivery and could result in financial or operating imbalances and problems with liquidity and capital resources.

If we do not maintain good relations with foreign trade corporations, our ability to import products may be adversely affected.

In the sale of our medical capital equipment into China, we must make most of our sales through foreign trade corporations, or FTCs. Although purchasing decisions are made by the end-users, which may be individuals or groups having the required approvals from their administrative organizations and which are obligated to pay the applicable purchase prices, we enter into a formal purchase contract with only the FTCs. The FTCs make purchases on behalf of the end-users and are legally authorized by the Chinese government to conduct import business. These organizations are chartered and regulated by the government and are formed to facilitate foreign trade. We market our products directly to end-users, but in consummating sales we also must interact with the particular FTCs representing the end-users. By virtue of our direct contractual relationship with the FTC, rather than the end-user, we are to some extent dependent upon the continuing existence of and contractual compliance by the FTCs until the particular transaction has been completed.

Our dependence on sub-distributors and dealers could be detrimental to our financial condition if those sub-distributors or dealers do not sell our products.

In the sale of our medical capital equipment, medical consumables and low-priced instrumentation, we plan to increase sales to independent sub-distributors and dealers, who in turn sell to end users. If the efforts of such sub-distributors and dealers prove unsuccessful, if such sub-distributors and dealers abandon or limit their sales of our products, or if such sub-distributors and dealers encounter serious financial difficulties, our results of operations and financial condition could be adversely affected. Sub-distributors and dealers generally purchase from us to fill specific orders from their customers. As a result, there can be no assurance that sub-distributors and dealers will continue to purchase our products. Further, such sub-distributors and dealers generally are not exclusive to us and are free to sell, and do sell, competing products.

We expect to discontinue the operations of our Healthcare Products Distribution division by the end of 2005 and expect to experience certain costs with respect thereto.

On November 17, 2005, we determined that the retail operations of our Healthcare Products Distribution division should be closed by the end of 2005. The primary goal of this restructuring is to improve our financial performance through eliminating the portion of the division’s business that has suffered losses for the past nine years. This action entails the complete phase out of our retail pharmacy business operations and the reduction of our logistics services to the level necessary only to meet internal corporate needs. We anticipate that this restructuring will reduce workforce at several locations, involve warehouse consolidation and result in our incurring some level of costs related to lease disposal, inventory disposal, employee severance and other costs.

We have guaranteed a loan agreement entered in to by our hospital affiliates that includes a variety of affirmative and negative covenants that restrict actions by the affiliates and us and could result in our being required to pay the entirety of the loan.

In August 2005, our two hospital subsidiaries, Beijing United Family Hospital and Shanghai United Family Hospital, entered into a loan agreement with a lender. Simultaneously, we entered into a guarantee agreement with the lender guaranteeing payment in full of the loan thereunder. The loan agreement is in the amount of 64,880,000 Renminbi (then approximately US$8 million) and has a term of ten years, with the borrowers required to begin making payments into a sinking fund beginning in the fourth year, with the option to extend the beginning of these payments to the fifth year if certain loan covenants have been met. The initial interest rate for the loan is 7.48%, payments on which are to be made throughout the period of the loan.

The loan agreement includes a number of covenants that we believe are typical to loan agreements of this size, such as limitations on the ability of the borrowers to incur liens, to liquidate, to merge or consolidate with others, to dispose of assets, to change the nature of the business or to have a change of control. In addition, there are other requirements such as limits on the borrowers’ payments to us of dividends or debt repayment unless certain financial ratios have been met by the borrowers, requirements for property and liability insurance coverage, a requirement to provide an annual monitoring report, and limitations on expenditures beyond a certain level without the lender’s approval. The borrowers also covenant to follow World Bank environmental and social policies. If the borrowers desire to prepay the loan they can do so only with the payment of a penalty, although the loan agreement also calls for the lender and the borrowers to evaluate how penalty-free retirement of the debt might be made.

The loan agreement is secured by a lien over the equipment owned by the borrowers and over their bank accounts. Our guarantee provides that we guarantee the repayment of the debt by the borrowers. In this regard, the lender has a lien over our bank accounts not already pledged, but not over certain other assets.

Risks Relating to the Healthcare Services Division

Our Shanghai United Family Hospital only commenced operations in October 2004 and there can be no assurances that it will achieve profitability.

Our Shanghai United Family Hospital had its opening ceremony on October 21, 2004 after significant delays. The facility did not immediately offer full services and phased in services since then, including initiating in-patient services in January 2005. There can be no assurances that the facility will achieve or sustain profitability or that additional capital will be available to finance additional facilities, such as satellite clinics, which comprises our current healthcare services growth strategy.

If we do not attract and retain qualified physicians or other hospital personnel, our hospital operations would be adversely affected.

Our success in operating our hospitals and clinics will be, in part, dependent upon the number and quality of physicians on the medical staffs of these hospitals and our ability to maintain good relations with our physicians. As we offer International-standard medicine at our hospitals and clinics, we are further dependent on attracting a limited number of qualified Western medical professionals, not all of whom have long-term relationships with China. Physicians may terminate their affiliation with our hospitals at any time. If we are unable to successfully maintain good relationships with physicians, our results of operations may be adversely affected. In addition, the failure to recruit and retain qualified management, nurses and other medical support personnel, or to control labor costs, could have an adverse effect on our business and results of operations.

Our business is heavily regulated and failure to comply with those regulations could result in penalties, loss of licensure, additional compliance costs or other adverse consequences.

Healthcare providers in China, as in most other populous countries, are required to comply with many laws and regulations at the national and local government levels. These laws and regulations relate to: licensing; the conduct of operations; the relationships among hospitals and their affiliated providers; the ownership of facilities; the addition of facilities and services; confidentiality, maintenance and security issues associated with medical records; billing for services; and prices for services. If we fail to comply with applicable laws and regulations, we could suffer penalties, including the loss of our licenses to operate. In addition, further healthcare legislative reform is likely, and could materially adversely affect our business and results of operations in the event we do not comply or if the cost of compliance is expensive. The above list of certain regulated areas is not exhaustive and it is not possible to anticipate the exact nature of future healthcare legislative reform in China. Depending on the priorities determined by the Chinese Ministry of Health, the political climate at any given time, the continued development of the Chinese healthcare system and many other factors, future legislative reforms may be highly diverse, including stringent infection control policies, improved rural healthcare facilities and numerous other policy matters. Consequently, the implications of these future reforms could result in penalties, loss of licensure, additional compliance costs or other adverse consequences.

Our operations could be adversely affected by the high cost of malpractice insurance.

In recent years, physicians, hospitals and other healthcare providers in the U.S. have become subject to an increasing number of legal actions alleging malpractice or related legal theories. Many of these actions involve large claims and significant defense costs. While similar lawsuits are not common in China, to protect us from the cost of any such claims, we generally maintain professional malpractice liability insurance and general liability insurance coverage in amounts and with deductibles that we believe to be appropriate for our operations. However, our insurance coverage may not cover all claims against us or continue to be available at a reasonable cost for us to maintain adequate levels of insurance.

We depend on information systems, which if not implemented and maintained could adversely affect our operations.

Our healthcare services business is dependent on effective information systems that assist us in, among other things, monitoring utilization and other cost factors, supporting our healthcare management techniques, processing billing and providing data to regulators. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely impacted.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet operational needs. Moreover, the proposed expansion of facilities and similar activities require transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems capabilities and currently are in the process of rolling out new clinical and financial reporting systems throughout our healthcare services operations, which rollout and other proposed system-wide improvements in information systems are expected to require additional capital expenditures. If we experience difficulties with the transition to or from information systems or are unable to properly implement, finance, maintain or expand our systems, we could suffer, among other things, from operational disruptions, which could adversely affect our prospects or results of operations.

Our operations face competition that could adversely affect our results of operations.

Our Beijing and Shanghai healthcare facilities compete with a large number and variety of health care facilities in their respective markets. There are numerous Chinese hospitals available to the general populace, as well as international clinics serving the expatriate business and diplomatic community. Although we believe that existing international clinics do not currently provide competitive, specialized International-standard services in Beijing, there can be no assurance that these or other clinics, hospitals or other facilities will not commence or expand such operations, which would increase their competitive edge. Further, there can be no assurance that a qualified Western or other health care organization, having greater resources in the provision or management of health care services, will not decide to engage in operations similar to those being conducted by us in Beijing or Shanghai.

Risks Relating to Doing Business in China

Substantially all of our assets are located in China, and substantially all of our revenue is derived from our operations in China. Accordingly, our business, financial condition and results of operations are subject, to a significant degree, to economic, political and legal developments in China. The economic system of China differs from those of most developed countries in many respects, including government investment, the level of development, control of capital investment, control of foreign exchange and allocation of resources.

The economic policies of the Chinese government and economic growth of China could adversely affect us.

Since the late 1970s, the Chinese government has been reforming the Chinese economic system from a planned economy to a market-oriented economy. In recent years, the Chinese government has implemented economic reform measures emphasizing decentralization, utilization of market forces in the development of the Chinese economy and a higher level of management autonomy. These reforms have resulted in significant economic growth and social progress, but the growth has been uneven both geographically and among various sectors of the economy. Economic growth has also been accompanied by periods of high inflation. The Chinese government has implemented various policies from time to time to restrain the rate of such economic growth, control inflation and otherwise regulate economic expansion. In addition, the Chinese government has attempted to control inflation by controlling the prices of basic commodities. Although we believe that the economic reforms and macroeconomic policies and measures adopted by the Chinese government will continue to have a positive effect on economic development in China, these policies and measures may, from time to time, be modified or reversed. Adverse changes in economic and social conditions in China, in the policies of the Chinese government or in the laws and regulations in China, could have a material adverse effect on the overall economic growth of China and on infrastructure investment in China. These developments could adversely affect our financial condition, results of operations and business, by, for example, reducing the demand for our products and/or services.

The Chinese legal system is relatively new and may not provide protections to us or our investors.

The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, including corporate organization and governance, foreign investments, commerce, taxation and trade. Legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in China. However, these laws, regulations and legal requirements are relatively recent, and their interpretation and enforcement involve uncertainties, which may limit the legal protections available to foreign investors.

The Chinese government recently underwent substantial reforms after the meeting of the National People’s Congress in March 2003. The Chinese government has reiterated its policy of furthering reforms in the socialist market economy. No assurance can be given that these changes will not have an adverse effect on business conditions in China generally or on our business in particular.

The conversion of Renminbi into foreign currency is regulated, which regulations could adversely affect us.

A significant portion of our revenues and operating expenses are denominated in Renminbi. Our revenues in Renminbi typically are converted into U.S. dollars and transferred to the United States for payment of invoices and as subsidiary dividends. The transmission of foreign currency out of China is subject to regulation by China’s State Administration for Foreign Exchange, or SAFE. It is possible that SAFE could impose new or increase existing restrictions on such currency uses or otherwise impose exchange controls that adversely affect our practices. Adverse actions by SAFE also could affect our ability to obtain foreign currency through debt or equity financing, including by means of loans or capital contributions.

The SARS outbreak or similar outbreak could further adversely affect our operations.

In March 2003, several countries, including China, experienced an outbreak of a new and highly contagious form of atypical pneumonia now commonly known as severe acute respiratory syndrome, or SARS. The severity of the outbreak in certain municipalities, such as Beijing, and provinces, such as Guangdong Province, materially affected general commercial activity. According to the World Health Organization, over 8,460 cases of SARS and more than 790 deaths had been reported in over 30 countries as of June 2003. Since the SARS epidemic in China had conflicting impacts on our healthcare businesses, the extent of the adverse impact that any future SARS outbreak could have on the Chinese economy and on us cannot be predicted at this time. Any further SARS outbreak could significantly disrupt our ability to adequately staff our facilities and may generally disrupt operations. In particular, a large percentage of the expatriate community that uses our healthcare services left China during the height of the SARS epidemic and could be expected to do so again under similar circumstances. Although no one is able to predict the future impact of SARS, the Chinese government and the Chinese healthcare industry have taken measures to prepare in the event of another SARS outbreak. The Chinese government has indicated that any future outbreak would be contained and not present the same magnitude of social and economic disruption as experienced in the first outbreak. Although cases of SARS in China recently have been reported, no significant adverse impact has resulted from those cases. Nonetheless, any further outbreak could severely restrict the level of economic activity in affected areas, which could have a material adverse effect on us as previously experienced. In addition, in the past decade the greater China region has experienced limited cases of avian influenza (commonly known as bird flu) in the human population. While the risk of sustained human-to-human transmission is low, the possibility of new virus outbreaks and related adverse impact on our ability to conduct normal business operations cannot be discounted.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could harm our operations.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government resulting in changes in laws, regulations, their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially and adversely affect our business and operating results. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China.

Although several tax reforms that may be favorable to us have materialized in 2004, the Chinese tax system is subject to substantial uncertainties in both interpretation and enforcement of the laws. In the past, following the Chinese government’s program of privatizing many state owned enterprises, the Chinese government attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in other decisions or interpretations of the tax laws by the taxing authorities that increase our future tax liabilities or deny us expected refunds.

Risks Related to our Corporate Structure

Control by insiders and their ownership of shares having disproportionate voting rights could have a depressive effect on the price of common stock, impede a change in control and impede management replacement.

Certain of our present management stockholders own 775,000 shares of our Class B common stock, which vote as a single class with the common stock on all matters except as otherwise required by law. The Class B common stock and the common stock are identical on a share-for-share basis, except that the holders of Class B common stock have six votes per share on each matter considered by our stockholders. As of March 31, 2005, the three management holders of our outstanding Class B common stock represented approximately 12% of our outstanding capital stock and were deemed to beneficially own capital stock representing approximately 45% of total voting power and may be able to cause the election of all of our directors. These management stockholders have sufficient voting power to determine, in general, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets. The disproportionate vote afforded the Class B common stock could serve to impede or prevent a change of control. As a result, potential acquirers will be discouraged from seeking to acquire control through the purchase of common stock, which could have a depressive effect on the price of our securities. In addition, the effective control by these management stockholders could have the effect of preventing or frustrating attempts to influence, replace or remove management.

Our unissued preferred stock could be issued to impede a change in control.

Our certificate of incorporation authorizes the issuance of 500,000 shares of “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, the board of directors is empowered, without stockholder approval (but subject to applicable government regulatory restrictions), to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control. Although we have no present intention to issue any shares of our preferred stock, there can be no assurance that we will not do so in the future.

Risks Related to Our Common Stock

Our stock is volatile, and investors in this offering could incur substantial losses.

The market prices for our securities and for securities of emerging growth companies have historically been highly volatile. During the last two years, the closing price of our common stock has ranged from a high of $22.20 to a low of $3.11, after giving effect to all prior stock splits. Future announcements concerning our competitors may have a significant impact on the market price of our common stock.

Further, the stock market has experienced significant price and volume fluctuation unrelated to the operating performance of particular companies. These market fluctuations may also adversely affect the market price of our common stock. Therefore, investors may not be able to sell their shares of common stock at or above the purchase price. The market price for our common stock may be influenced by many factors, including:

•	regulatory, political, economic or legal developments in China;

•	litigation;
•	the departure of key personnel;
•	future sales of our common stock;
•	changes in the structure of healthcare payment systems;
•	the public’s perception of us; and
•	general economic, industry and market conditions.

If we continue not to pay cash dividends to our stockholders, then they will not derive any such benefit during their ownership of our stock.

We have not paid any cash dividends since our inception and do not anticipate paying cash dividends in the foreseeable future.

There are many shares of common stock eligible for future sale, which may adversely affect our stock price.

Sales of a substantial number of shares of common stock in the public market could depress the market price of our common stock. As of the date of this prospectus, we have 5,750,209 shares of common stock (including the 1,500,000 shares sold in the offering) and 775,000 shares of Class B common stock outstanding. Other than approximately 26,000 shares of common stock owned by our executive officers and directors, all of the shares of common stock are freely tradable without restriction or further registration under the Securities Act of 1933; none of the shares of Class B common stock has been registered under that Act. In addition, as of the date of this prospectus, there are outstanding options to purchase up to 1,064,525 shares of common stock pursuant to our 1994 Stock Option Plan, which shares are covered by an effective registration statement, and warrants to purchase 867,242 shares of common stock (including the warrants to purchase 425,104 (as adjusted) sold in the offering), of which 442,142 are covered by an effective registration statement. Although the 1994 Stock Option Plan terminated effective April 27, 2004 and no further options may be issued thereunder, up to 500,000 shares of common stock are covered by the 2004 Stock Incentive Plan, under which 102,000 options and no other equity rights have been granted to date, which shares are covered by an effective registration statement. The shares of common stock owned by, or issuable pursuant to outstanding stock options to, executive officers and directors and shares that may be issued upon conversion of the Class B common stock (which are convertible on a one-for-one basis) are or may be “restricted securities” or “control securities” within the meaning of Rule 144 under that Act and are subject to the restrictions contained in that Rule.

FORWARD-LOOKING STATEMENTS

You should not rely on forward-looking statements in this prospectus. This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that relate to future events or our future financial performance. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology.

Factors that may cause actual results to differ materially from the results expressed or implied by these forward-looking statements are set forth under “Risk Factors.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

USE OF PROCEEDS

The selling security holders will receive all of the proceeds from the sale of the shares of our common stock, and we will not receive any such proceeds. We received approximately $13,500,000 in gross proceeds from the issuance of the shares and warrants. The Company would receive approximately $4,678,974 if all of the warrants were exercised for cash at the initial exercise price. The net proceeds from the private placement were used for working capital and general corporate purposes.

SELLING SECURITY HOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 22, 2005 by each of the selling security holders. Following their sale of the shares offered pursuant to this prospectus, none of the selling security holders will own more than 1% of our common stock or warrants.

We have determined beneficial ownership in accordance with the rules of the SEC and, as a result, include voting and investment power with respect to shares. To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned. The share and warrant amounts set forth below represent the remaining shares and warrants owned by the selling security holders (and their non-sale transferees) as of the date hereof after sales by certain of them of the shares or warrants originally purchased in the private placement in March and April 2004.

	Amount and Nature Of Beneficial Ownership		Securities to be sold:		Common Stock to be owned after offering (b)
Name and Address of Beneficial Stockholder (a)	Common Stock	Common Stock issuable upon exercise of Warrants	Common Stock	Common Stock issuable upon exercise of Warrants
Argonaut Asian Equities Partnership, LP		704*		704*	--
Argonaut Global Equities Partnership, LP		425*		425*	--
Argonaut Investment Fund, LP		3,050*		3,050*	--
Argonaut Partnership LP		3,642*		3,642*	--
UBS Securities LLC FBO Martin Currie China Hedge Fund L.P. (c).	165,000	22,117*	165,000	22,117*	--
Castle Creek Healthcare Partners LLC (d)		13,404*		13,404*	--
Crestview Capital Master, L.L.C.		27,925*		27,925*	--
Federated Kaufmann Fund, a portfolio of Federated Equity Funds (e)	555,000	123,987*	555,000	123,987*	--
Hare & Co. (for A/C 536231) FBO Martin Currie G.F. Greater China Fund(c)	36,374	26,624*	36,374	26,624*	--
Iroquois Capital, LP		5,585*		5,585*	--
Kingsbridge Capital		11,170*		11,170*	--
Omicron Master Trust		16,755*		16,755*	--
Pequot Capital Management, Inc. (f)	16,700	22,340*	16,700	22,340*	--
Silver Oak Investments		11,170*		11,170*	--
Smithfield Fiduciary LLC (g)		10,053*		10,053*	--
Vertical Ventures, LLC		11,170*		11,170*	--
The China Fund Inc.		6,032*		6,032*	--
The Wellcome Trust Limited as Trustee of the Wellcome Trust		4,206*		4,206*	--
UBS Securities LLC.		14,745*		14,745*	--
Oppenheimer & Co. Inc (h).		45,000		45,000	--
Frank Kee Colen (h)		22,000		22,000	--
Yvonne Briggs (h)		11,150		11,150	--
Henry Williams (h)		6,650		6,650	--
Chris Hagar (h)		4,400		4,400	--
Corey Dorzek (h)		800		800	--
Total	773,074	425,104	773,074	425,104	--
_________________
*
The number of shares set forth above includes an increase over the number of shares for which these warrants were originally exercisable, as a result of an antidilution adjustment effective March 24, 2005, which number of shares set forth above was calculated by multiplying the original number of shares by 1.117.

(a)	None of the selling security holders has been affiliated with us nor has had any material relationship with us during the past three years.
(b)
Assumes all securities that may be sold under this prospectus are sold. No selling security holder will own any warrants after this offering assuming the sale of all shares of common stock issuable upon exercise of the warrants are sold under this prospectus; provided that pursuant to a private placement by the Company that was completed on March 24, 2005, the following selling security holders may own the following securities, which are registered for sale pursuant to a separate registration statement: Iroquois Capital, L.P., 166,666 shares and warrants to purchase 58,333 shares; Omicron Master Trust, 83,333 shares and warrants to purchase 29,166 shares; Smithfield Fiduciary LLC, 83,333 shares and warrants to purchase 29,166 shares; and Oppenheimer & Co. Inc., warrants to purchase 64,005 shares.

(c)
This fund has advised us that it is managed by an investment advisor that has an affiliate, Martin Currie Investor Services Inc, that is a registered broker-dealer that performs no trading or clearing operations. This fund has further advised us that it purchased the shares and warrants, and upon exercise of the warrants will purchase the shares underlying the warrants, in the ordinary course of business and did not at the time of their purchase have an arrangement to effect any distribution of the shares, warrants or shares underlying the warrants to or through any person or entity.

(d)
This fund has advised us that a beneficial owner of its investment manager is affiliated with a registered broker-dealer. This fund has further advised us that it purchased the shares and warrants, and upon exercise of the warrants will purchase the shares underlying the warrants, in the ordinary course of business and did not at the time of their purchase have an arrangement to effect any distribution of the shares, warrants or shares underlying the warrants to or through any person or entity.

(e)
Federated Kaufmann Fund (“FKF”) is a portfolio of Federated Equity Funds, a registered investment company. The parent holding company of FKF’s advisors is Federated Investors Inc. FKF’s advisor is Federated Equity Management Company of Pennsylvania (“FEMCPA”) which has delegated daily management of the fund’s assets to Federated Global Investment Management Corp.(“FGIMC”), as subadvisor. While the officers and directors of FEMCPA have dispositive power over FKF’s portfolio securities, they customarily delegate this dispositive power, and therefore the day to day dispositive decisions are made by the portfolio managers of FKF, currently, Lawrence Auriana and Hans P. Utsch. Messrs. Auriana and Utsch disclaim any beneficial ownership of the shares. With respect to voting power, FKF has delegated the authority to vote proxies to FEMCPA. FEMCPA has established a Proxy Voting Committee to cast proxy votes on behalf of FKF in accordance with proxy voting policies and procedure approved by FKF.

(f)
Shares beneficially owned by Pequot Capital Management, Inc. represent 16,700 shares of common stock and 14,968 shares of common stock issuable upon exercise of warrants, held of record by Pequot Scout Fund, L.P. and 7,372 shares of common stock issuable upon exercise of warrants, held of record by Pequot Mariner Master Fund, L.P. (the “Pequot Funds”). Pequot Capital Management, Inc, which is the investment manager to the Pequot Funds, exercises sole voting, investment and dispositive power for all shares held of record by the Pequot Funds.

(g)
This fund has advised us that it is an affiliate of Highbridge Capital Corporation, a registered broker-dealer. This fund has further advised us that it purchased the shares and warrants, and upon exercise of the warrants will purchase the shares underlying the warrants, in the ordinary course of business and did not at the time of their purchase have an arrangement to effect any distribution of the shares, warrants or shares underlying the warrants to or through any person or entity.

(h)
Oppenheimer & Co. Inc. acted as placement agent in the recent financing and received the warrants as a portion of its compensation for its services. Each named individual is a transferee of warrants originally received by Oppenheimer & Co. Inc.

None of the selling security holders has been affiliated with us nor has had any material relationship with us during the past three years.

DESCRIPTION OF CAPITAL STOCK

Authorized Capital

As of November 22, 2005, our authorized capital stock consisted of:

•	12,000,000 shares of common stock, par value $0.01 per share, of which 5,750,209 were issued and outstanding;
•	1,600,000 shares of Class B common stock, par value $0.01 per share, of which 775,000 were issued and outstanding; and
•	500,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding.
Common Stock

Holders of common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to the preferences that may be applicable to any shares of preferred stock issued in the future, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior liquidation rights of any shares of preferred stock outstanding at such time. The holders of common stock have no preemptive, redemption, conversion, sinking fund or other subscription rights. The outstanding shares of common stock are, and the common stock offered by us in this offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate and issue in the future.

Class B Common Stock

The Class B common stock and the common stock are identical on a share-for-share basis, except that the holders of our Class B common stock have six votes per share on each matter considered by our stockholders. The difference in voting rights increases the voting power of the holders of Class B common stock and accordingly has an anti-takeover effect. The existence of our Class B common stock may make us a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management, even if such transactions were favored by our stockholders other than the holders of Class B common stock. Thus, our stockholders may be deprived of an opportunity to sell their shares at a premium over prevailing market prices in the event of a hostile takeover bid. Those seeking to acquire us through a business combination will be compelled to consult first with the holders of Class B common stock in order to negotiate the terms of such business combination. Any such proposed business combination will have to be approved by the board of directors, may be under the control of the holders of Class B common stock, and if stockholder approval were required, the approval of the holders of Class B common stock will be necessary before any such business combination can be consummated.

Each share of Class B common stock is automatically converted into one share of common stock upon:

•
the death of the original holder thereof, or, if such shares are subject to a stockholders agreement or voting trust granting the power to vote such shares to another original holder of Class B common stock, then upon the death of such other original holders;

•	the sale or transfer to any person other than the following transferees:
-	the spouse of a holder of Class B common stock;
-
any lineal descendants of a holder of Class B common stock, including adopted children (these descendants, together with the holder of Class B common stock and his or her spouse are referred to below as “family members”);

-	a trust for the sole benefit of a Class B common stockholder’s family members;
-	a partnership made up exclusively of Class B common stockholders and their family members, or a corporation wholly owned by a holder of Class B common stock and their family members;
-	any other holder of Class B common stock.
Mmes. Lipson and Silverberg, Mr. Pemble and certain trusts for the benefit of members of the families of Mmes. Lipson and Silverberg hold all of the outstanding shares of Class B common stock. There are no options and warrants to purchase Class B common stock currently outstanding.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue up to 500,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms in redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in our control. We have no present plans to issue any shares of preferred stock.

Options

As of November 22, 2005, there were outstanding options to purchase up to 1,166,525 shares of our common stock at exercise prices ranging from of $1.72 to $13.75.

Warrants

This Offering

The following is a brief summary of certain provisions of the 425,104 outstanding warrants (after adjustment) sold to investors except or issued to the placement agent in connection with a private placement to institutional accredited investors:

•
Exercise price and terms - 335,104 of such warrants entitle the registered holder thereof to purchase each share of common stock, at any time during the five-year period commencing on the original issue date, at $10.74 per share, after giving effect to adjustment as a result of this offering. The remaining 90,000 of such warrants entitle the registered holders thereof to purchase each share of common stock, at any time during the five-year period commencing on the original issue date, at $12.00 per share. The holder of any warrant may exercise such warrant by surrendering the certificate representing the warrant to us, with the subscription form attached to it properly completed and executed, together with payment of the exercise price. The warrants may be exercised at any time in whole or in part at the applicable exercise price until the expiration of the warrants. No fractional shares will be issued upon the exercise of the warrants.

•
Adjustments - The exercise price and the number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment, upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the common stock and, with respect to the 335,104 such warrants referred to above, the issuance or deemed issuance of shares of common stock for consideration per share less than the exercise price of the warrants immediately prior to such issuance. Additionally, an adjustment will be made in the case of a reclassification or exchange of common stock, consolidation or merger of Chindex with or into another corporation, sale of all or substantially all of our assets or our dissolution, in order to enable warrantholders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of common stock that might have been purchased upon the exercise of the warrant.

•
Redemption provisions - Commencing one year after the original issue date, the warrants are subject to redemption at $0.10 per warrant on 30 days’ prior written notice provided that the average closing bid price of the common stock equals or exceeds 150% of the initial warrant exercise price per share, subject to certain adjustments, for 20 consecutive trading days and the average trading volume for the trading period is greater than 100,000 shares per day.

•
Transfer, exchange and exercise - Subject to applicable securities law, the warrants may be presented to us for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the warrants become wholly void and of no value.

•	Warrantholders not stockholders - The warrants do not confer upon holders any voting, dividend or other rights as stockholders.

2005 PIPE

The following is a brief summary of certain provisions of 378,137 outstanding warrants sold to investors and 64,005 warrants issued to the placement agent in connection with a private placement to institutional accredited investors on March 24, 2005:

•
Exercise price and terms - Each warrant entitles the registered holder thereof to purchase one share of common stock, at any time after September 24, 2005 and otherwise during the five-year period commencing on the original issue date, at $9.10 per share, subject to adjustment in accordance with the provisions referred to below. The holder of any warrant may exercise such warrant by surrendering the certificate representing the warrant to us, with the subscription form attached to it properly completed and executed, together with payment of the exercise price. The warrants may be exercised at any time in whole or in part at the applicable exercise price until the expiration of the warrants. No fractional shares will be issued upon the exercise of the warrants.

•
Adjustments - The exercise price and the number of shares of common stock purchasable upon the exercise of the warrants are subject to adjustment, upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the common stock and, with respect to the 378,137 such warrants referred to above, the issuance or deemed issuance of shares of common stock for consideration per share less than the exercise price of the warrants immediately prior to such issuance.

Additionally, an adjustment will be made in the case of a reclassification or exchange of common stock, consolidation or merger of Chindex with or into another corporation, sale of all or substantially all of our assets or our dissolution, in order to enable warrantholders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of common stock that might have been purchased upon the exercise of the warrant.

•	Redemption provisions - The warrants are not subject to redemption.
•
Transfer, exchange and exercise - Subject to applicable securities law, the warrants may be presented to us for transfer, exchange or exercise at any time on or prior to their expiration date, at which time the warrants become wholly void and of no value.

•	Warrantholders not stockholders - The warrants do not confer upon holders any voting, dividend or other rights as stockholders.

Registration Rights

The purchasers of the securities sold in our private placement are entitled to certain rights with respect to the registration of the shares and the shares of common stock issuable upon exercise of their warrants. The registration statement of which this prospectus is a part has been filed pursuant to such registration rights.

Delaware Anti-Takeover Law and Charter Provisions

Provisions in our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. Such provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions allow us to issue preferred stock without any vote or further action by the stockholders, require advance notification of stockholder proposals and nominations of candidates for election as directors, and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take corporate actions and could have the effect of delaying or preventing a change in control.

In addition, we are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder, unless any of the following conditions are met. First, this law does not apply if prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. Second, the law does not apply if upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and those shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer. Third, the law does not apply if, at or after the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 ⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledges, assignees, donees selling shares received from such Selling Stockholders as a gift, and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealers for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;
•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers of agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution.

To comply with the securities laws of certain jurisdictions, registered or licensed brokers or dealers may need to offer or sell the shares offered by this prospectus. The applicable rules and regulations under the Securities Exchange Act of 1934, as amended, may limit any person engaged in a distribution of the shares of common stock covered by this prospectus in its ability to engage in market activities with respect to such shares. A selling stockholder, for example, will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, which provisions may limit the timing or purchases and sales of any shares of common stock by that selling stockholder.

As of the date of this filing, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling security holders with respect to the offer or sale of the securities under this filing.

We have advised the selling security holders that during the time each is engaged in distributing securities covered by this prospectus, each must comply with the requirements of the Securities Act of 1933 and Rule 10b-5 and Regulation M under the Securities Exchange Act of 1934. Under those rules and regulations, they:

•	may not engage in any stabilization activity in connection with our securities;
•	must furnish each broker that offers securities covered by this prospectus with the number of copies of this prospectus that are required by each broker; and
•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act of 1934.
In the purchase agreement that we entered into with the investors, we agreed to indemnify and hold harmless each selling security holder against liabilities, including liabilities under the Securities Act of 1933, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by that investor expressly for use in the registration statement of which this prospectus is a part. We have agreed to bear the expenses incurred by us in connection with the preparation of the registration statement and up to $15,000 of fees of one counsel for all holders of the securities registered. Among other things, the selling security holders will bear all selling discounts and commissions.

VALIDITY OF THE COMMON STOCK

The validity of the common stock offered by this filing will be passed upon for us by Hughes Hubbard & Reed LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the period set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Chindex International, Inc. incorporated by reference in Chindex International, Inc.'s Annual Report (Form 10-K) for the year ended March 31, 2005 (including the schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference therein, and incorporated herein by reference. Such financial statements to be included in subsequently filed documents will be incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a post-effective amendment no. 1 on a registration statement on Form S-3 under the Securities Act with respect to the shares sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our common stock and us, reference is made to the registration statement and the exhibits filed as a part thereof. You should read the documents filed with the SEC as exhibits to the registration statement for a more complete description of the matters involved.

We file quarterly and annual reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it. This means that we can disclose important information to you in this prospectus by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference in this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is complete:

•	Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed June 29, 2005.
•	Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2005, filed July 29, 2005.

•	Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2005, filed August 15, 2005, and September 30, 2005, filed November 14, 2005, respectively.
•	Current Reports on Form 8-K, filed August 10, 2005, September 6, 2005, November 14, 2005 and November 23, 2005.
•	Definitive Proxy Statement filed on August 18, 2005.
•
The description of the Company’s common stock contained in the Company’s registration statement filed with the SEC under the Securities Exchange Act of 1934 and subsequent amendments and reports filed to update such information.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14 Other Expenses of Issuance and Distribution.

The following table sets forth the expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the securities being registered hereby. All such expenses will be borne by the registrant.

Securities and Exchange Commission registration fee	$2,993
NASD filing fee	--
Nasdaq listing fees	18,000
Legal fees and expenses	40,000
Accounting fees and expenses	30,000
Transfer agent fees	2,000
Printing and engraving expenses	10,000
Miscellaneous	7,007
Total	$110,000

Item 15 Indemnification of directors and officers.

Section 145 of the General Corporation Law of Delaware provides that directors, officers, employees or agents of Delaware corporations are entitled, under certain circumstances, to be indemnified against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them in connection with any suit brought against them in their capacity as a director, officer, employee or agent, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by them in connection with a derivative suit bought against them in their capacity as a director, officer, employee or agent, as the case may be, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made without court approval if such person was adjudged liable to the corporation.

Article VII of the registrant’s amended and restated bylaws (Exhibit 3.2) requires the registrant to indemnify any person who may be indemnified by a Delaware corporation pursuant to Section 145 of the DGCL in each situation where the registrant is permitted to indemnify such persons.

Section E(5) of the Securities Purchase Agreement (Exhibit 10.19) provides for indemnification of the selling security holders named herein by the registrant for certain liabilities, including certain liabilities under the Securities Act of 1933, under certain circumstances.

The registrant maintains a directors and officers liability insurance policy with Carolina Casualty Insurance Company. The policy insures the directors and officers of the registrant against loss arising from certain claims made against such directors or officers by reason of certain wrongful acts. The policy provides for an aggregate limit of liability of $5,000,000.

Item 16. Exhibits.

Exhibit Number	Description
3.1	Amended and Restated Certificate of incorporation of the registrant (Incorporated by reference to Exhibit 3.1 to the registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).
3.2	Bylaws of the registrant. (Incorporated by reference to Annex C to the registrant’s proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on or about June 7, 2002).
4.1
Form of specimen certificate representing the registrant’s common stock (Incorporated by reference to Exhibit 4.2 to the registrant's registration statement on Form SB-2 (No. 33-78446) (the "IPO Registration Statement")).

4.2	Form of specimen certificate representing Class B common stock. (Incorporated by reference to Exhibit 4.3 to the IPO Registration Statement).
4.3
Form of Common Stock Purchase Warrant received by investors in connection with the transactions contemplated by the securities purchase agreement dated as of March 29, 2004 among the registrant and each of the purchasers thereunder. (Previously filed.)

4.4
Form of Common Stock Purchase Warrant received by placement agent in connection with the transactions contemplated by the securities purchase agreement dated as of March 29, 2004 and March 21, 2005 among the registrant and each of the respective purchasers thereunder. (Previously filed.)

4.5
Form of Common Stock Purchase Warrant received by investors in connection with the transactions contemplated by the securities purchase agreement dated as of March 21, 2005 among the registrant and each of the purchasers thereunder (Incorporated by reference to Exhibit 10.2 to the registrant’s current report on Form 8-K dated March 22, 2005.

5.1	Opinion of Hughes Hubbard & Reed LLP. (Previously filed.)
10.1
The registrant’s 1994 stock option plan, as amended as of July 17, 2001. (Incorporated by reference to Exhibit 10.1 to the registrant’s quarterly report on Form 10-Q for the six months ended June 30, 2001.)

10.2
Lease Agreement dated as of March 1994 between the registrant and Central Properties Limited Partnership, relating to the registrant’s Bethesda, Maryland facility. (Incorporated by reference to Exhibit 10.4 to the registrant’s registration statement (No. 33-78446) on Form SB-2).

10.3
First Amendment to Lease dated as of June 26, 1996 between the registrant and Central Properties Limited Partnership, relating to additional space at the Company’s Bethesda, Maryland facility. (Incorporated by reference to Exhibit 10.5 to the registrant’s annual report on Form 10-KSB for the fiscal year ended December 31, 1997.)

10.4
Lease Agreement dated November 8, 1995 between the School of Posts and Telecommunications and the registrant. (Incorporated by reference to Exhibit 10.14 to the registrant’s annual report on Form 10-KSB for the fiscal year ended December 31, 1995.)

10.5
Amendments Numbers One, Two and Three to the Lease Agreement between the School of Posts and Telecommunications and the registrant dated November 8, 1995, each such amendment dated November 26, 1996. (Incorporated by reference to Exhibit 10.13 to the registrant’s annual report on Form 10-KSB for the fiscal year ended December 31, 1997.)

10.6
Lease Agreement dated May 10, 1998, between the School of Posts and Telecommunications and the registrant relating to the lease of additional space. (Incorporated by reference to Exhibit 10.13 to the registrant’s annual report on Form 10-KSB for the fiscal year ended December 31, 1998.)

Exhibit Number	Description
10.7
Contractual Joint Venture Contract dated September 27, 1995 between  the Chinese Academy of Medical Sciences Union Medical & Pharmaceutical Group Beijing Union Medical & Pharmaceutical General Corporation and the registrant. (Incorporated by reference to Exhibit 10.16 to the registrant’s annual report on Form 10-KSB for the fiscal year ended December 31, 1995.)

10.8
First Investment Loan Manager Demand Promissory Note dated July 10, 1997 between First National Bank of Maryland and Chindex, Inc. (Incorporated by reference to Exhibit 10.16 to the registrant’s annual report on Form 10-KSB for the fiscal year ended December 31, 1997.)

10.9
Distribution Agreement dated October 11, 2001 between Siemens AG and the registrant. (Incorporated by reference to Exhibit 10.18 to the registrant’s quarterly report on Form 10-Q for the nine months ended September 30, 2001.)

10.10
Second amendment to lease dated as of November 24, 2000 between the registrant and Central Properties Limited Partnership, relating to the extension of the lease term for the registrant’s Bethesda, Maryland offices. (Incorporated by reference to Exhibit 10.19 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2001.)

10.11
Employment Agreement dated as of September 1, 2001 between the registrant and Roberta Lipson (the “Lipson Employment Agreement”). (Incorporated by reference to Exhibit 10.20 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2001.)

10.12
Amendment to Lipson Employment Agreement (Incorporated by reference to Exhibit 10.16 to registrant’s quarterly report on Form 10-Q for the quarter ended September 30, 2004 (the “September 30, 2004 Form 10-Q”)).

10.13
Employment Agreement dated as of September 1, 2001 between the registrant and Elyse Beth Silverberg (the “Silverberg Employment Agreement”). (Incorporated by reference to Exhibit 10.21 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2001.)

10.14	Amendment to Silverberg Employment Agreement (Incorporated by reference to Exhibit 10.17 to the September 30, 2004 Form 10-Q).
10.15
Employment Agreement dated as of September 1, 2001 between the registrant and Lawrence Pemble (the “Pemble Employment Agreement”). (Incorporated by reference to Exhibit 10.22 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2001.)

10.16	Amendment to Pemble Employment Agreement (Incorporated by reference to Exhibit 10.18 to the September 30, 2004 Form 10-Q).
10.17
Employment Agreement, dated as of September 19, 2005, between the registrant and Robert C. Goodwin, Jr. (Incorporated by reference to Exhibit 10.27 to the registrant’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2005.)

10.18
Contractual Joint Venture Contract dated February 9, 2002 between Shanghai Changning District Central Hospital and the registrant. (Incorporated by reference to Exhibit 10.24 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2001.)

10.19
Lease Agreement between Shanghai Changning District Hospital and the registrant related to the lease of the building for Shanghai United Family Hospital. (Incorporated by reference to Exhibit 10.25 to the registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2001.)

10.20
Lease Agreement between China Arts & Crafts Import & Export Corporation and Chindex (Beijing) Consulting Incorporated related to the lease of the building for the registrant’s main office in Beijing. (Incorporated by reference to Exhibit 10.17 to the registrant’s quarterly report on Form 10-Q for the six months ended June 30, 2002.)

10.21
Agreement between Siemens AG and the Company for long-term payment of vendor invoices. (Incorporated by reference to Exhibit 10.18 to the registrant’s quarterly report on Form 10-Q for the nine months ended September 30, 2002.)

Exhibit Number	Description
10.22	Form of Securities Purchase Agreement dated as of March 29, 2004 among the registrant and each of the purchasers thereunder. (Previously filed.)
10.23
Form of Securities Purchase Agreement dated as of March 21, 2005 among the registrant and each of the purchasers thereunder (Incorporated by reference to Exhibit 10.1 to the registrant’s Form 8-K dated March 22, 2005.

10.24	2004 Stock Incentive Plan (Incorporated by reference to Annex B to the registrant’s proxy statement on Schedule 14A filed October 4, 2004).
10.25
RMB Loan Agreement among Beijing United Family Health Center, Shanghai United Family Hospital, Inc. and International Finance Corporation, dated October 10, 2005 (Incorporated by reference to Exhibit 10.28 to the registrant’s quarterly report on Form 10-Q for the nine months ended September 30, 2005 (the “September 30, 2005 Form 10-Q”)).

10.26	Guarantee Agreement between the registrant and International Finance Corporation, dated October 11, 2005 (Incorporated by reference to Exhibit 10.29 to the September 30, 2005 Form 10-Q).
21.1	List of subsidiaries (Incorporated by reference to Exhibit 21.1 to the registrant’s registration statement on Form S-3 (No. 333-123975).
23.1*	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Ernst & Young, LLP, Independent Registered Public Accounting Firm.
23.3	Consent of Hughes Hubbard & Reed LLP (included in their opinion filed as Exhibit 5.1)
24.1	Power of Attorney (Previously filed in part and see page II-6 in part).
_______________
*	Filed herewith.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

(i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

(iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this post-effective amendment no. 1 to this registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Bethesda, State of Maryland, on the 13th day of September 2005.

CHINDEX INTERNATIONAL, INC.
By:	/s/Roberta Lipson
Roberta Lipson
President and Chief Executive Officer

POWER OF ATTORNEY

The undersigned directors and officers of Chindex International, Inc. hereby constitute and appoint Lawrence Pemble and Robert C. Goodwin, Jr. and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm each and every act and thing that such attorneys-in-fact, or any of them, or their substitutes, shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
*	Chairman of the Board	September 13, 2005
A. Kenneth Nilsson
*	President and Chief Executive Officer (principal	September 13, 2005
Roberta Lipson	executive officer)
*	Executive Vice President, Secretary and Director	September 13, 2005
Elyse Beth Silverberg
/s/ Lawrence Pemble	Executive Vice President -- Finance and Director	September 13, 2005
Lawrence Pemble	(principal financial officer)
*	Senior Vice President -- Finance and Controller	September 13, 2005
Ron Zilkowski	(principal accounting officer)
*	Director	September 13, 2005
Julius Y. Oestreicher
*	Director	September 13, 2005
Carol R. Kaufman
/s/ Douglas B. Grob	Director	September 13, 2005
Douglas B. Grob

/s/ Holli Harris	Director	September 13, 2005
Holli Harris

* By	/s/ Lawrence Pemble
Lawrence Pemble
Attorney-in-fact